SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
KIMCO REALTY CORPORATION
(Name of Subject Company (Issuer))
KIMCO REALTY CORPORATION
AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))
Depositary Shares each representing 1/1,000 of a Share of 7.25% Class N
Cumulative Convertible Perpetual Preferred Stock
(Title of Class of Securities)
49446R 687
(CUSIP Number of Class of Securities)
Glenn G. Cohen
Chief Financial Officer
500 North Broadway, Suite 201
Jericho, New York 11753
Telephone: (516) 869-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Joel H. Trotter
Julia A. Thompson
R. Charles Cassidy III
Latham & Watkins LLP
555 Eleventh Street, NW Suite 1000
Washington, D.C. 20004
(202) 637-2200
Edward F. Petrosky
Bartholomew A. Sheehan, III
Robert Mandell
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5900

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by Kimco Realty Corporation, a Maryland corporation (the “Company”), on November 4, 2024 in connection with an offer by the Company to purchase for cash all of its outstanding depositary shares (each a “Security” and, collectively, the “Securities”) each representing 1/1,000 of a share of 7.25% Class N Cumulative Convertible Perpetual Preferred Stock, par value $1.00 per share, of the Company (the “Class N Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation, dated November 4, 2024 (as amended or supplemented from time to time, the “Offer to Purchase and Consent Solicitation”) and in the accompanying letter of transmittal and consent (as it may be amended or supplemented from time to time, the “Letter of Transmittal and Consent,” and, together with the Offer to Purchase and Consent Solicitation, the “Offer”), at a price per Security of $62.00, plus any accrued and unpaid dividends. Copies of the Offer to Purchase and Consent Solicitation and Letter of Transmittal and Consent were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
This Amendment is being filed solely in connection with (i) the Company’s waiver of the condition for the receipt of the Requisite Preferred Shareholder Consents described in the Offer to Purchase and Consent Solicitation, which conditioned the Offer and the Consent Solicitation upon the tender of at least two-thirds of the outstanding Securities (which represent two-thirds of the outstanding shares of the Class N Preferred Stock), and (ii) an extension of the Offer and Consent Solicitation from 5:00 p.m., New York City time, on December 4, 2024 until 5:00 p.m., New York City time, on December 12, 2024 (unless further extended or earlier terminated). The Company hereby waives the condition for the receipt of the Requisite Preferred Shareholder Consents.
For the avoidance of doubt, if the Requisite Preferred Shareholder Consents are not obtained, the Company will not solicit consents from the holders of the Company’s common stock, the Preferred Amendment will not be effectuated, and the Company will not have the option to redeem any shares of the Class N Preferred Stock (or, consequently, the Securities).
As of December 5, 2024, 521,991 Securities have been tendered for purchase in the Offer. You may withdraw any Securities you have tendered at any time before the new Expiration Date. As set forth in the Offer to Purchase, the Company will delay the acceptance for purchase of any and all of your validly tendered and not properly withdrawn Securities until the new Expiration Date.
Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. All capitalized terms in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Consent.
ITEMS 1-11 and ITEM 13.
Amendments to the Offer to Purchase, the Letter of Transmittal and Consent, and Other Exhibits to the Schedule TO
1.
References to 5:00 p.m., New York City time, on December 4, 2024 in the Offer to Purchase, the Letter of Transmittal and Consent, and the other exhibits to the Schedule TO, including as the definition of “Expiration Date,” are hereby amended and replaced with 5:00 p.m., New York City Time, on December 12, 2024, so that the new Expiration Date of the Offer is now 5:00 p.m., New York City Time, on December 12, 2024 (as it may be further extended or earlier terminated).

2.
References to the Offer and Consent Solicitation being conditioned upon receipt of the Requisite Preferred Shareholder Consents, including in Section 9 of the Offer to Purchase and Consent Solicitation, “Conditions to the Offer and Consent Solicitation”, are hereby removed.

3.	“Fairness of the Offer and Consent Solicitation – Approval from Holders of Securities” is hereby revised to replace the first four sentences of the first paragraph of such section with the following:
“Because the Offer and Consent Solicitation are no longer conditioned upon receipt of the Requisite Preferred Shareholder Consents, the Offer and Consent Solicitation are no longer conditioned upon the approval of at least a majority of the unaffiliated holders of the Securities. We continue to believe that the Offer would be procedurally fair and substantively fair to the unaffiliated holders of Securities.”

4.
“Certain Effects of the Offer and Consent Solicitation – Potential Effects on Holders of Securities – Reduced Liquidity and Increased Volatility” is hereby revised to include the following paragraph at the end of the section:

“If the Requisite Preferred Shareholder Consents are not obtained and the Preferred Amendment and Deposit Agreement Amendment are not effectuated, the Company will not have the option to redeem all shares of Class N Preferred Stock (and, consequently, the Securities). As a result, the market price for any Securities that remain outstanding following the Offer and the Consent Solicitation may be adversely affected, including being lower and more volatile, and there can be no assurance that any trading market for the remaining Securities will exist.”
On December 5, 2024, the Company issued a press release announcing the waiver of the condition for the receipt of the Requisite Preferred Shareholder Consents and extension of the Offer. A copy of such press release is filed with this Amendment as an attachment to Exhibit (a)(5)(D) and incorporated herein by reference.
ITEM 12. Exhibits.
Item 12 is hereby amended and supplemented to add the following:
(a)(5)(C) Current Report on Form 8-K of the Company filed with the SEC on December 5, 2024 (incorporated by reference to such filing).
(a)(5)(D) Press Release, dated December 5, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on December 5, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIMCO REALTY CORPORATION

By:	/s/ Glenn G. Cohen
	Name:	Glenn G. Cohen
	Title:	Chief Financial Officer

Date: December 5, 2024

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase and Consent Solicitation, dated November 4, 2024.

(a)(1)(B)*	Form of Letter of Transmittal and Consent.

(a)(1)(C)*	Soliciting Broker Fee Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on November 4, 2024 and incorporated herein by reference).

(a)(5)(B)	Press Release, dated November 4, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on November 4, 2024).

(a)(5)(C)	Current Report on Form 8-K of the Company filed with the SEC on December 5, 2024 (incorporated by reference to such filing).

(a)(5)(D)	Press Release, dated December 5, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on December 5, 2024).

(b)
Amended and Restated Credit Agreement, dated as of February 23, 2023, among Kimco Realty OP, LLC and each of the parties named therein (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on February 24, 2023).

(c)	Not applicable.

(d)(1)	Articles of Amendment and Restatement of Kimco Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 3, 2023).

(d)(3)
Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on January 2, 2024).

(d)(4)
Certificate of Correction to Articles Supplementary of Kimco Realty Corporation with respect to Kimco Class N Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(5)	Amended and Restated Bylaws of Kimco Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on July 28, 2023).

(d)(6)
Form of Deposit Agreement, dated as of January 2, 2024, between Kimco Realty Corporation and Equiniti Trust Company, LLC, and the holders from time to time of the Depositary Receipts described therein, dated as of January 2, 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 3, 2024).

(d)(7)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 10-K filed on March 28, 1995).(P)

(d)(8)
Second Amended and Restated 1998 Equity Participation Plan of Kimco Realty Corporation (restated February 25, 2009) (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 10-K filed on February 27, 2009).

(d)(9)	Restated Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 10-K filed on February 27, 2017).

(d)(10)	Amendment No. 1 to the Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 10-K filed on February 23, 2018).

(d)(11)	Amendment No. 2 to the Kimco Realty Corporation 2010 Equity Participation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on January 3, 2023).

(d)(12)	Form of Performance Share Award Grant Notice and Performance Share Award Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on March 19, 2010).

(d)(13)	Kimco Realty Corporation 2020 Equity Participation Plan (incorporated by reference to Annex B to the Company’s Proxy Statement on Form DEF 14A filed on March 18, 2020).

(d)(14)	Kimco Realty Corporation Amended and Restated 2020 Equity Participation Plan (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 10-K filed on January 3, 2023).

(d)(15)
Kimco Realty Corporation Second Amended and Restated 2020 Equity Participation Plan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(16)	Form of LTIP Unit Award Agreement (Time-Based) (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(17)	Form of LTIP Unit Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 10-K filed on February 23, 2024).

(d)(18)
Form of Kimco Realty Corporation 2020 Equity Participation Plan Performance Share Award Grant Notice and Performance Share Award Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2020).

(d)(19)
Form of Kimco Realty Corporation 2020 Equity Participation Plan Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 7, 2020).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

(P)	Paper Filing
*	Previously filed